05010488

Sciences
Holdings Limited

SEC MAIL PROCESSING

SUPPL

August 1, 2005

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of July, 2005, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsholdings.com.

Yours Faithfully,

Darren Bromley
Company Secretary

Attachments

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

Exhibit Index on Page 2

dlw 8/16

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 July to 31 July 2005.

Doc Date	Headline	Pages
14 July 05	QR In US Homeland Security Spotlight	3
15 July 05	QRS Retains SGI – New York Based Investor Relations Advisor	2
18 July 05	Appendix 3B	10
19 July 05	Appendix 3Y	4
19 July 05	Appendix 3B	8
21 July 05	Change of Registered Address	2
29 July 05	Appendix 4C Quarterly Report	6

QRSciences Holdings Limited
(ABN 27 009 259 876)

Sciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 14/07/05
Document Ref: 231
Release Time: Immediate
Subject: QR IN U.S. HOMELAND SECURITY SPOTLIGHT

NEWS RELEASE

QR IN U.S. HOMELAND SECURITY SPOTLIGHT

San Diego, CA (July 13, 2005) – QRSciences (QRSHY.PK) (QRS:ASX), a world leader in the development of Quadrupole Resonance (QR) technology for explosive detection today announces that QXR 1000, a project the company has been working on for the past nine months in association with Rapiscan Systems, a wholly owned subsidiary of Los Angeles based OSI Systems (Nasdaq: OSIS), is under the spotlight of the United States House of Representatives Committee on Homeland Security.

QXR 1000 would add a wholly new layer of explosive detection capability and functionality to the approximately 2000 X-Ray systems deployed at carry-on checkpoints at U.S. airports. Rapiscan Systems equipment currently accounts for approximately half of these systems.

Kevin Russeth, Chief Executive Officer of QRSciences Inc. comments, "Testimony today highlighted the importance of pilot programs, field installations and creating mechanisms to make sure the newest and best advanced technologies find their way to the market and ultimately into the nation's airports. Increased probability of detection, lowering false alarm rates, cost reduction and minimising inconvenience to the travelling public was all discussed."

"We take pride in our close association with OSI Systems and its subsidiary Rapiscan, and believe strongly that the marriage between X-Ray and QR provides a hybrid solution that is second to non in terms of capability in preventing weapons (including explosive devices) being smuggled aboard airliners".

Testimony was given by Deepak Chopra, Chairman and CEO of OSI Systems, Inc., a leading supplier of detection systems globally. The testimony outlined technologies offered by OSI subsidiary Rapiscan Systems, including the QXR 1000, which incorporates QRSciences next generation QR and metal detection technology.

The House of Representatives Committee on Homeland Security convened at 2:00pm EST on Wednesday, July 13, 2005. Refer to http://www.c-span.org for transcripts or webcast of the testimony.

About QRSciences:

QRSciences Corporation, based in San Diego, California is a wholly owned subsidiary of QRSciences Holdings Limited headquartered in Perth, Western Australia. The company designs and develops systems, sub-systems,

components and software for security related applications. QRSciences is a developer of advanced technology and leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials. Applications for the technologies include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences please visit:
http://www.qrsciences.com

About OSI Systems:

OSI Systems, Inc. (Nasdaq: OSIS) is a diversified global developer, manufacturer and seller of optoelectronic-based components and systems. The Company has over 30 years of optoelectronics experience, and through its family of subsidiaries, competes in four specific growth areas: OEM Manufacturing, Security through its subsidiary Rapiscan Systems, Medical, and Fiber Optics.

By leveraging its core expertise in Optoelectronics and Electromechanical Sensor technology design, development and manufacturing capabilities, and through vertical integration and global manufacturing and sales presence, the Company aim to lead the industry in providing the best, most advanced, and lowest cost products to the world.

For more information about OSI Systems please visit:
http://www.osi-systems.com

For more information about Rapiscan Systems and the QXR 1000 visit:
http://www.rapiscansystems.com/news.html

For further investor relations enquiries call +61 8 9358 5011 or visit
www.qrsholdings.com and additionally www.qrsciences.com

Sciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**15/07/05**
Document Ref:	**232**
Release Time:	**Immediate**
Subject:	**QRS RETAINS SGI - NEW YORK BASED INVESTOR RELATIONS ADVISOR**

NEWS RELEASE

QRSCIENCES RETAINS NEW YORK BASED STRATEGIC GROWTH AS INVESTOR RELATIONS ADVISOR

San Diego, CA – July 13, 2005 – QRSciences (QRSHY: PK) (QRS:ASX) an advanced technology company in homeland security engaged in providing next generation systems that detect and identify a range of difficult to detect explosives announced it has retained Strategic Growth International, Inc. ("SGI"), a world-wide investor relations firm.

"As an emerging growth company in the homeland security space, we wanted to enlist the resources of a respected investor relations firm that is well known on Wall Street and by the financial community at large. Strategic Growth's expertise will assist us to identify institutions that will recognise the value of our cutting edge technologies, which are state of the art in developing technologies to detect and identify some potentially harmful materials. We are excited by the prospects for our business to expand in the coming year and look forward to sharing our progress with the financial community," stated Mr. Kevin Russeth, Chief Executive Officer of QRSciences.

Founded in 1989, SGI is headed by Stanley Altschuler and Richard Cooper two long-time and highly respected Wall Street professionals, who have assembled an experienced team. Since its inception in 1989, Strategic Growth has achieved an unparalleled level of success, particularly in the software and technology services sectors.

Leading this account for SGI is Mr. Richard Cooper, co-founder of Strategic Growth International, Inc. and Jennifer K. Zimmons, Ph.D., Managing Director. Both Mr. Cooper and Dr. Zimmons have strong relationships with domestic and international financial institutions that specialise in investing in undiscovered technology companies.

<u>About QRSciences</u>:

QRSciences Corporation, based in San Diego, California is a wholly owned subsidiary of QRSciences Holdings Limited headquartered in Perth, Western Australia. The company designs and develops systems, sub-systems, components and software for security related applications. QRSciences is a developer of advanced technology and leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials. Applications for the technologies include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For further investor relations enquiries call +61 8 9358 5011 or visit
www.qrsholdings.com and additionally www.qrsciences.com

Sciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**18/07/05**
Document Ref:	**233**
Release Time:	**Immediate**
Subject:	**Appendix 3B**

Sciences

Holdings Limited

18 July 2005

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

QRSCIENCES HOLDINGS LIMITED
(ASX: QRS)

Dear Sir

In accordance with ASX Listing Rule 3.10.5 we attach an Appendix 3B in relation to 800,000 shares issued on 30 March 2005. These shares are subject to voluntary escrow as follows:

- 400,000 to be released on 1 October 2005
- 400,000 to be released on 1 April 2006

The issue of these shares was part consideration for settlement of a legal dispute with Mr Grayem Forrest as disclosed in the Company's previous annual report.

Yours faithfully

Darren Bromley

Company Secretary
QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	800,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$160,000 Shares are restricted from trading 400,000 released 1 October 2005 400,000 released 1 April 2006
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Part settlement of a legal dispute.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	216,816,902**	Fully paid ordinary shares
		37,415,851 *(** 9,533,335 subject to voluntary restriction of ESP)*	40 cent options 12 January 2006 expiry

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry
		23,686,217	A preference shares
		23,686,248	B preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☒ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Part 3 Q 35

Top 20 Shareholders	Shares	%
Mr Kevin Lee Russeth	8,950,000	4.13%
Btg International Ltd	5,300,000	2.44%
Harry Stergiotis	4,700,000	2.17%
Wrg Investments Pty Ltd	4,112,171	1.90%
Cambooya Pty Limited	4,000,000	1.84%
Century West Holdings Pty Ltd	3,566,533	1.64%
Abiya International Pty Ltd	3,486,115	1.61%
M/S Lay Choo Lim <Beneficiaries Of Sibercom Shares A/C>	3,000,000	1.38%
Mr William Robert Orr	2,400,000	1.11%
Burlington Enterprises Pty Ltd	2,185,231	1.01%
Rdml Holdings Pty Ltd	2,127,401	0.98%
Pembury Nominees Pty Ltd	2,117,570	0.98%
Mrs Elisa Nicole Smith	2,060,000	0.95%
G Harvey Nominees Pty Limited	2,000,000	0.92%
Mr Simon Bedford	1,600,000	0.74%
Mr Gary Bruce Pennefather	1,600,000	0.74%
Hopetoun Nominees Pty Ltd <Hopetoun No 2 Account>	1,450,900	0.67%
Useful Holdings Pty Ltd	1,132,775	0.52%
Dr Ronald Joseph Morahan & Mrs Lynette Gwynneth Morahan	1,111,111	0.51%
Mr Daryl Ponsford	1,100,000	0.51%

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 18 July 2005

Print name: Darren Bromley

== == == == ==

+ See chapter 19 for defined terms.

Sciences

Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**19/07/05**
Document Ref:	**234**
Release Time:	**Immediate**
Subject:	**Appendix 3Y**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : QRSCIENCES HOLDINGS LIMITED
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kevin Lee Russeth
Date of last notice	23 December 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	23 December 2004
No. of securities held prior to change	Indirect - 1,622,500 Fully paid Ordinary shares. Direct - 8,977,500 Fully paid Ordinary shares. Direct - 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. Direct - 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. Direct - 1,250,000 Options exercise price $1.00 expiry date 12 January 2006.
Class	Fully paid Ordinary Share

Number acquired	Direct - 397,500 Fully paid Ordinary Shares Indirect - 102,500 Fully paid Ordinary Shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$47,500
No. of securities held after change	Indirect - 1,725,000 Fully paid Ordinary shares. Direct – 9,375,000 Fully paid Ordinary shares. Direct - 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. Direct - 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. Direct - 1,250,000 Options exercise price $1.00 expiry date 12 January 2006.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	14 July 2005

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Sciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**19/07/05**
Document Ref:	**235**
Release Time:	**Immediate**
Subject:	**Appendix 3B**

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares; and Options to acquire fully paid ordinary shares at 40 cents expiry 12 Jan 2006.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,300,000 Ordinary shares 550,000 Options to acquire ordinary shares at 40 cents expiry 12 Jan 2006.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares & options to acquire ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Plan. Shares are restricted from trading as approved at the General Meeting of Shareholders dated 26 November 2004.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 July 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
220,116,902**	Fully paid ordinary shares
37,965,851	40 cent options 12 January 2006 expiry
*(** 12,833,335 subject to voluntary restriction of ESP)*	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry
		23,686,217	A preference shares
		23,686,248	B preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 20 July 2005

Print name: Darren Bromley

Sciences

Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**21/07/05**
Document Ref:	**236**
Release Time:	**Immediate**
Subject:	**Change of Registered Office**

Sciences
Holdings Limited

21 July 2005

Change of Address – Registered Office

QRSciences Holdings Limited (ASX:QRS) wishes to advise that effective from today the registered office has been relocated to:

Street Address:	8-10 Hamilton Street, Cannington, Western Australia, 6106.
Postal Address	Po Box Z5388 Perth, Western Australia, 6831

The contact telephone numbers remain he same:

Phone number	08 9358 5011
Facsimile number	08 9358 5022

ENDS

For further information:
Darren Bromley
Company Secretary
QRSciences Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	QRSciences Holdings Limited
Code:	QRS
HOMEX:	Perth
Document Date:	29/07/05
Document Ref:	237
Release Time:	Immediate
Subject:	Appendix 4C – Quarterly Report

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN	Quarter ended ("current quarter")
27 009 259 876	30 June 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers	293	779
1.2	Payments for (a) staff costs	(1,147)	(3,560)
	(b) advertising and marketing	-	-
	(c) research and development	(725)	(2,623)
	(d) leased assets	-	-
	(e) other working capital	(645)	(2,796)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	46	198
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other - R&D Start Grant Income	1,250	1,250
	Legal Costs Recovery	300	300
	Net operating cash flows	(628)	(6,452)

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(628)**	**(6,452)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) Intellectual property	-	-
	(d) Physical non-current assets	-	-
	(e) other non-current assets	(41)	(113)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(41)	(113)
1.14	**Total operating and investing cash flows**	(669)	(6,565)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	7,877
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	-	7,877
	Net increase (decrease) in cash held	(669)	1,312
1.21	Cash at beginning of quarter/year to date	4,685	2,704
1.22	other adjustments		
1.23	**Cash at end of quarter**	4,016	4,016

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	4,016	4,685
4.2 Deposits at call	-	-
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	4,016	4,685

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Date: 29/07/05
(Company Secretary)

Print name: Darren Bromley

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards**. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.